UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                         THERMADYNE HOLDINGS CORPORATION
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   883435109
                                   ---------
                                 (CUSIP Number)

                             Ann E. Tadajweski, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 13, 2005
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 10 Pages
                             Exhibit Index: Page 10

                                  SCHEDULE 13D

CUSIP No. 883435109                                           Page 2 of 10 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ANGELO, GORDON & CO., L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                a. [ ]
                                b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
 Number of                                      4,629,695
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                      0
   Each
 Reporting                  9             Sole Dispositive Power
  Person                                        4,629,695
   With
                            10            Shared Dispositive Power
                                                0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  4,629,695

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

13       Percent of Class Represented By Amount in Row (11)

                  34.8%

14       Type of Reporting Person (See Instructions)

                  IA; PN

                                  SCHEDULE 13D

CUSIP No. 883435109                                           Page 3 of 10 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  JOHN M. ANGELO

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                a. [ ]
                                b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  United States

 Number of                  7             Sole Voting Power
   Shares                                       0
Beneficially                8             Shared Voting Power
  Owned By                                      4,629,695
   Each                     9             Sole Dispositive Power
 Reporting                                      0
  Person                    10            Shared Dispositive Power
   With                                         4,629,695

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  4,629,695

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

13       Percent of Class Represented By Amount in Row (11)

                  34.8%

14       Type of Reporting Person (See Instructions)

                  IN; HC

                                  SCHEDULE 13D

CUSIP No. 883435109                                           Page 4 of 10 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MICHAEL L. GORDON

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                a. [ ]
                                b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  United States

 Number of                  7             Sole Voting Power
  Shares                                         0
Beneficially                8             Shared Voting Power
 Owned By                                        4,629,695
   Each                     9             Sole Dispositive Power
Reporting                                        0
  Person                    10            Shared Dispositive Power
   With                                          4,629,695

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  4,629,695

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

13       Percent of Class Represented By Amount in Row (11)

                  34.8%

14       Type of Reporting Person (See Instructions)

                  IN; HC

                                                              Page 5 of 10 Pages

     This Amendment No. 1 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Shares"), of Thermadyne Holdings Corporation (the "Issuer"). This Amendment No. 1 amends the initial statement on Schedule 13D, filed on June 5, 2003, (the "Initial Statement"), by the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons to report that, as a result of recent sales of the Shares, the beneficial ownership of each of the Reporting Persons has decreased by more than one percent of the outstanding Shares of the Issuer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is amended as follows.

Item 2.  Identity and Background.

         This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         i)       Angelo, Gordon & Co., L.P. ("Angelo, Gordon");

         ii) John M. Angelo, in his capacities as a managing member of JAMG LLC, which is the general partner of AG Partners, L.P., which is the sole general partner of Angelo, Gordon, and as the chief executive officer of Angelo, Gordon ("Mr. Angelo"); and

         iii) Michael L. Gordon, in his capacities as a managing member of JAMG LLC, which is the general partner of AG Partners, L.P., which is the sole general partner of Angelo, Gordon, and as the chief operating officer of Angelo, Gordon ("Mr. Gordon").

     This statement relates to Shares held for the accounts of Angelo, Gordon and certain private investment funds (the "Funds") for which Angelo, Gordon acts as general partner and/or investment adviser.


                              The Reporting Persons

     Angelo, Gordon is a Delaware limited partnership. AG Partners, L.P., a Delaware limited partnership, is the sole general partner of Angelo, Gordon. JAMG LLC, a Delaware limited liability company, is the general partner of AG Partners, L.P. John M. Angelo is a managing member of JAMG LLC and the chief executive officer of Angelo, Gordon. Michael L. Gordon is the other managing member of JAMG LLC and the chief operating officer of Angelo, Gordon. Angelo, Gordon, and AG Partners, L.P. through Angelo, Gordon, are engaged in the investment and investment management business. The principal occupation of each of John M. Angelo and Michael L. Gordon is his respective position as an officer of Angelo, Gordon at Angelo, Gordon's principal office. John M. Angelo and Michael L. Gordon are United States citizens. The principal business address of each of JAMG LLC, AG Partners, L.P., Angelo, Gordon, John M. Angelo and Michael
L. Gordon is 245 Park Avenue, New York, New York 10167. Current information concerning the identity and background of the executive officers of Angelo, Gordon is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

     During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                                                              Page 6 of 10 Pages

Item 5.  Interest in Securities of the Issuer.

     The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.


     According to information filed by the Issuer with the Securities and Exchange Commission on its most recent Form 10-Q for the quarterly period ended June 30, 2005, the number of Shares outstanding was 13,313,973 as of August 1, 2005.


     (a) Each of Angelo, Gordon, Mr. Angelo and Mr. Gordon may be deemed to be the beneficial owner of 4,629,695 Shares (approximately 34.8% of the total number of Shares outstanding). This number includes 4,629,695 Shares held for the accounts of the Funds.


     (b) (i) Angelo, Gordon may be deemed to have sole power to direct the voting and disposition of the 4,629,695 Shares held for the accounts of the Funds.


         (ii) Each of Mr. Angelo and Mr. Gordon, as a result of their positions with Angelo, Gordon, may be deemed to have shared power to direct the voting and disposition of the 4,629,695 Shares held for the accounts of the Funds.

     (c) Except as set forth in Item 6 below, there have been no transactions effected with respect to the Shares since July 21, 2005 (60 days prior to the date hereof) by any of the Reporting Persons.

     (d) The partners and shareholders of the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the Funds in accordance with their ownership and partnership interests, respectively, in the Funds.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As previously reported in the Initial Statement, the Funds acquired beneficial ownership of Shares pursuant to the Plan of Reorganization which became effective on May 23, 2003. In connection with the issuance of Shares to the Funds pursuant to the Plan of Reorganization, the Issuer and Angelo, Gordon, on behalf of the Funds, entered into a Registration Rights Agreement, dated as of May 23, 2003, pursuant to which the Issuer agreed, subject to certain conditions and limitations, to use its commercially reasonable efforts to cause the registration of the Shares issued to the Funds in connection with the Plan of Reorganization. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms of such document which is incorporated herein by reference in response to this Item 6.

     Under a registration statement of the Issuer on Form S-3 filed on July 27, 2005 with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the "Securities Act"), as supplemented by a prospectus dated September 6, 2005 filed pursuant to Rule 424(b) under the Securities Act, Angelo, Gordon sold an aggregate of 251,345 Shares as follows: (i) 7,345 Shares at $13.75 per Share on September 12, 2005 and (ii) 244,000 Shares at $13.50 per Share on September 13, 2005.

     Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

                                                              Page 7 of 10 Pages

Item 7.  Material to Filed as Exhibits.

     The Exhibit Index is incorporated herein by reference.

                                                              Page 8 of 10 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:    September 19, 2005                  ANGELO, GORDON & CO., L.P.

                                             By:      AG Partners, L.P.,
                                                      Its General Partner

                                             By:      JAMG LLC
                                                      Its General Partner

                                             By: /s/ Michael L. Gordon
                                                 -------------------------------
                                                 Name:  Michael L. Gordon
                                                 Title: Managing Member

Date:   September 19, 2005                  JOHN M. ANGELO

                                            /s/ John M. Angelo
                                            ------------------------------------

Date:   September 19, 2005                  MICHAEL L. GORDON

                                            /s/ Michael L. Gordon
                                            ------------------------------------

                                                              Page 9 of 10 Pages

                                     ANNEX A

                Executive Officers of Angelo, Gordon & Co., L.P.


Name/Citizenship             Principal Occupation             Business Address
----------------             --------------------             ----------------
John M. Angelo               Chief Executive Officer          245 Park Avenue
(United States)                                               New York, NY 10167

Michael L. Gordon            Chief Operating Officer          245 Park Avenue
(United States)                                               New York, NY 10167

Fred Berger                  Chief Administrative Officer     245 Park Avenue
(United States)                                               New York, NY 10167

Joseph R. Wekselblatt        Chief Financial Officer          245 Park Avenue
(United States)                                               New York, NY 10167


     To the best of the Reporting Persons' knowledge:

     (a)  None of the above persons hold any Shares.

     (b)  None  of  the  above   persons   has  any   contracts,   arrangements,
          understandings or relationships with respect to the Shares.

                                                             Page 10 of 10 Pages

                                 EXHIBIT INDEX

B. Registration Rights Agreement dated as of May 23, 2003 (incorporated by reference to Exhibit 4.3 of the Issuer's 10-Q for the period ended June 30, 2003 filed on August 14, 2003)